

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2019

Marc Smernoff
Chief Financial Officer
Americold Realty Trust
10 Glenlake Parkway, Suite 600, South Tower
Atlanta, Georgia 30328

 Re: Americold Realty Trust
 Americold Realty Operating Partnership, L.P.
 Form 10-K For The Fiscal Year Ended December 31, 2018
 Filed February 26, 2019
 File No. 001-34723

Dear Mr. Smernoff:

 We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 Division of Corporation Finance
 Office of Real Estate and
 Commodities

cc: Jim Synder, Chief Legal Officer